# SEC Schedule 13D/A (Amendment No. 27) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MILLICOM INTERNATIONAL CELLULAR SA, CIK 0000912958
CUSIP: L6388F110
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 8400 NW 36th Street, Suite 530, Doral, Florida (FL), 33166
Date of event which requires filing of this statement: 03/27/2026
Filed by CIK 0001952901
Persons authorized to receive notices and communications: Denis Klimentchenko, Skadden, Arps, Slate, Meagher & Flom, (UK) LLP, 22 Bishopsgate, London, United Kingdom (X0), EC2N 4BQ, 44(0)20 7519 7289

## Reporting persons
- Atlas Investissement SAS (CIK 0001952901): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 77,070,018; sole dispositive power 0; shared dispositive power 77,070,018; aggregate amount beneficially owned 77,070,018 (46% of the class)
  Comment: (1) Reflects 73,820,018 common shares, par value $1.50 per share ("Common Shares") of Millicom International Cellular S.A., a Luxembourg company (the "Issuer"), referred to herein on the same basis as disclosed in Amendment No. 26 to the Schedule 13D, beneficially owned by Atlas Investissement SAS , a company incorporated under French law as a societe par actions simplifiee ("Atlas Investissement"), plus 3,250,000 additional Common Shares that Atlas Investissement expects to purchase under the Amended Equity Derivative Transaction Agreements (as defined in Item 4 below) on or before June 30, 2026. Iliad Holding SAS ("Iliad Holding"), as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya SAS ("Maya"), as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. Xavier Niel, the President of Maya, Jules Niel, John Niel, Elisa Niel and Joseph Niel (together, the "Niel Family") may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,540,829 Common Shares outstanding as of February 28, 2026 (169,000,000 Common Shares outstanding, less 1,459,171 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Iliad Holding SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 77,070,018; sole dispositive power 0; shared dispositive power 77,070,018; aggregate amount beneficially owned 77,070,018 (46% of the class)
  Comment: (1) Reflects 73,820,018 Common Shares, referred to herein on the same basis as disclosed in Amendment No. 26 to the Schedule 13D, beneficially owned by Atlas Investissement, plus 3,250,000 additional Common Shares that Atlas Investissement expects to purchase under the Amended Equity Derivative Transaction Agreements on or before June 30, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,540,829 Common Shares outstanding as of February 28, 2026 (169,000,000 Common Shares outstanding, less 1,459,171 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Maya SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 77,070,018; sole dispositive power 0; shared dispositive power 77,070,018; aggregate amount beneficially owned 77,070,018 (46% of the class)
  Comment: (1) Reflects 73,820,018 Common Shares, referred to herein on the same basis as disclosed in Amendment No. 26 to the Schedule 13D, beneficially owned by Atlas Investissement, plus 3,250,000 additional Common Shares that Atlas Investissement expects to purchase under the Amended Equity Derivative Transaction Agreements on or before June 30, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,540,829 Common Shares outstanding as of February 28, 2026 (169,000,000 Common Shares outstanding, less 1,459,171 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Xavier Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 77,070,018; sole dispositive power 0; shared dispositive power 77,070,018; aggregate amount beneficially owned 77,070,018 (46% of the class)
  Comment: (1) Reflects 73,820,018 Common Shares, referred to herein on the same basis as disclosed in Amendment No. 26 to the Schedule 13D, beneficially owned by Atlas Investissement, plus 3,250,000 additional Common Shares that Atlas Investissement expects to purchase under the Amended Equity Derivative Transaction Agreements on or before June 30, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,540,829 Common Shares outstanding as of February 28, 2026 (169,000,000 Common Shares outstanding, less 1,459,171 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Jules Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 77,070,018; sole dispositive power 0; shared dispositive power 77,070,018; aggregate amount beneficially owned 77,070,018 (46% of the class)
  Comment: (1) Reflects 73,820,018 Common Shares, referred to herein on the same basis as disclosed in Amendment No. 26 to the Schedule 13D, beneficially owned by Atlas Investissement, plus 3,250,000 additional Common Shares that Atlas Investissement expects to purchase under the Amended Equity Derivative Transaction Agreements on or before June 30, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,540,829 Common Shares outstanding as of February 28, 2026 (169,000,000 Common Shares outstanding, less 1,459,171 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- John Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 77,070,018; sole dispositive power 0; shared dispositive power 77,070,018; aggregate amount beneficially owned 77,070,018 (46% of the class)
  Comment: (1) Reflects 73,820,018 Common Shares, referred to herein on the same basis as disclosed in Amendment No. 26 to the Schedule 13D, beneficially owned by Atlas Investissement, plus 3,250,000 additional Common Shares that Atlas Investissement expects to purchase under the Amended Equity Derivative Transaction Agreements on or before June 30, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,540,829 Common Shares outstanding as of February 28, 2026 (169,000,000 Common Shares outstanding, less 1,459,171 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Elisa Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 77,070,018; sole dispositive power 0; shared dispositive power 77,070,018; aggregate amount beneficially owned 77,070,018 (46% of the class)
  Comment: (1) Reflects 73,820,018 Common Shares, referred to herein on the same basis as disclosed in Amendment No. 26 to the Schedule 13D, beneficially owned by Atlas Investissement, plus 3,250,000 additional Common Shares that Atlas Investissement expects to purchase under the Amended Equity Derivative Transaction Agreements on or before June 30, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,540,829 Common Shares outstanding as of February 28, 2026 (169,000,000 Common Shares outstanding, less 1,459,171 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Joseph Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 77,070,018; sole dispositive power 0; shared dispositive power 77,070,018; aggregate amount beneficially owned 77,070,018 (46% of the class)
  Comment: (1) Reflects 73,820,018 Common Shares, referred to herein on the same basis as disclosed in Amendment No. 26 to the Schedule 13D, beneficially owned by Atlas Investissement, plus 3,250,000 additional Common Shares that Atlas Investissement expects to purchase under the Amended Equity Derivative Transaction Agreements on or before June 30, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,540,829 Common Shares outstanding as of February 28, 2026 (169,000,000 Common Shares outstanding, less 1,459,171 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: MILLICOM INTERNATIONAL CELLULAR SA
Address of issuer's principal executive offices: 8400 NW 36th Street, Suite 530, Doral, Florida (FL), 33166
Comment: This Amendment No. 27 ("Amendment No. 27") to Schedule 13D relates to the Common Shares, par value $1.50 per share (the "Common Shares"), of Millicom International Cellular S.A., a Luxembourg company ("Issuer"), and amends and supplements the initial statement on Schedule 13D filed on February 24, 2023, as previously amended (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 27 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The New Equity Derivative Transaction (as defined in Item 4 below) is expected to be funded either with the proceeds to be drawn further to a future amendment with a view to upsizing the equity financing transaction with four unaffiliated third party financial institutions, as disclosed in this Amendment No. 27 (and for the avoidance of doubt, such amendment would be distinct from the amendment described in Item 4 below), or by funds borrowed from one of the affiliates of Atlas Investissement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 27, 2026, Atlas Investissement entered into four separate amendment and restatement agreements (each an "Amendment Agreement") with the four unaffiliated third party financial institutions who were the counterparties to the original secured equity financing transaction described in Amendment No. 24 to the Schedule 13D (the "Original Equity Financing Transactions"). Pursuant to such Amendment Agreements, the maximum amount available under the Original Equity Financing Transactions was increased by an aggregate of approximately USD 190,000,000 to be made available to Atlas Investissement (the "Upsize Transactions"). Accordingly, such Amendment Agreements have amended and restated the documentation relating to each Original Equity Financing Transaction (each as previously described in Amendment No. 24 to the Schedule 13D) for the purposes of implementing the Upsize Transactions, such documentation otherwise remaining on substantially the same terms. The purpose of the amounts to be drawn relating to such Upsize Transactions is limited to the payment of amounts to be due in connection with a forthcoming scheduled partial settlement of a portion of the original Equity Derivative Transaction (as such term is defined in Amendment No. 26 to the Schedule 13D, the "Original Equity Derivative Transaction") and the payment of related transaction costs and expenses. The security interests relating to such Upsize Transactions are substantially similar to those granted under the Original Equity Financing Transactions and accordingly include pledges over the Common Shares held by Atlas Investissement from time to time.

For the avoidance of doubt, the implementation of the above-mentioned Upsize Transactions does not require the purchase of any Common Shares by either Atlas Investissement or its counterparties.

The foregoing description of the transactions is qualified in its entirety by reference to the terms of each of the amended master agreements, prepaid forwards confirmations and equity swaps confirmations, each of which is filed as exhibit to this Amendment No. 27 and incorporated herein by reference.

Separately and in addition to the above, on March 27, 2026, Atlas Investissement entered into an equity derivative transaction (the "New Equity Derivative Transaction") through the entry into an amendment and restatement agreement relating to the Equity Derivative Transaction Agreements disclosed in Amendment No. 26 to the Schedule 13D (together the "Amended Equity Derivative Transaction Agreements") with an unaffiliated third party financial institution (the "Bank"). Pursuant to such New Equity Derivative Transaction, Atlas Investissement expects to purchase up to an additional 3,250,000 Common Shares on or before June 30, 2026. The actual timing and the number of Common Shares under such transaction will be determined based on the hedging position of the Bank in accordance with certain parameters of the Amended Equity Derivative Transaction Agreements.

Under the terms of the Amended Equity Derivative Transaction Agreements, the portion of the existing Equity Derivative Transaction that has not been settled and delivered to Atlas Investissement as of the date of this Amendment No. 27 will remain unaffected and deemed beneficially owned by the Reporting Persons.

Except as described in this Item 4, the material terms of the Amended Equity Derivative Transaction Agreements governing the original Equity Derivative Transaction and the New Equity Derivative Transaction remain substantially similar to the material terms of the Equity Derivative Transaction Agreements disclosed in Amendment No. 26 to the Schedule 13D.

Accordingly, under the terms of the Amended Equity Derivative Transaction Agreements, absent any extraordinary event, Atlas Investissement will be obligated to pay the Bank in cash an amount defined under such agreements for the acquisition of a number of Common Shares determined in accordance with the terms of such agreements, in consideration of which the Bank will be obligated, at each relevant settlement date in accordance with the terms of such agreements, to deliver such number of such Common Shares. Cash dividends (relating to the Common Shares not having yet been delivered to Atlas Investissement under the Amended Equity Derivative Transaction Agreements) paid during the term thereof will give rise to a payment by the Bank to Atlas Investissement for an amount determined (taking into account all relevant withholding taxes) in accordance with the Amended Equity Derivative Transaction Agreements.

All balances will be exclusively physically settled, absent any extraordinary event, at the scheduled settlement dates of the Amended Equity Derivative Transaction Agreements, although Atlas Investissement has the right to request an earlier settlement date for a physical settlement relating to the entirety of the Bank's hedging position at the relevant time.

The Amended Equity Derivative Transaction Agreements provide that Atlas Investissement does not have any direct or indirect voting, investment or dispositive control over any of the Common Shares held by the Bank corresponding to its hedging position until a settlement and delivery of such shares to Atlas Investissement and that the Bank will not notify or consult with Atlas Investissement regarding any voting rights with respect to the Common Shares that relate to its hedging position.

The foregoing description of the New Equity Derivative Transaction is qualified in its entirety by reference to the terms of the Confirmation relating to the New Equity Derivative Transaction, a copy of which is filed as exhibit to this Amendment No. 27 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 of each of the cover pages.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 through 10 of each of the cover pages.
Transactions in the class effected during the past sixty days: Except as described in Item 4 above, the Reporting Persons have not effected any transactions in Common Shares since Amendment No. 26 to the Schedule 13D was filed on March 13, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 27 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

45. Amendment Agreement relating to the Upsize Transactions, dated March 27, 2026 by and between Atlas Investissement SAS and BNP Paribas

46. Amendment Agreement relating to the Upsize Transactions, dated March 27, 2026 by and between Atlas Investissement SAS and Credit Agricole Corporate and Investment Bank

47. Amendment Agreement relating to the Upsize Transactions, dated March 27, 2026 by and between Atlas Investissement SAS and Natixis

48. Amendment Agreement relating to the Upsize Transactions, dated March 27, 2026 by and between Atlas Investissement SAS and Societe Generale

49. Amended and restated FBF Master Agreement (initially dated November 12, 2025 and as amended and restated on March 27, 2026 pursuant to the Amendment Agreement referred to in Exhibit 45) by and between Atlas Investissement SAS and BNP Paribas

50. Amended and restated FBF Master Agreement (initially dated November 12, 2025 and as amended and restated on March 27, 2026 pursuant to the Amendment Agreement referred to in Exhibit 46) by and between Atlas Investissement SAS and Credit Agricole Corporate and Investment Bank

51. Amended and restated FBF Master Agreement (initially dated November 12, 2025 and as amended and restated on March 27, 2026 pursuant to the Amendment Agreement referred to in Exhibit 47) by and between Atlas Investissement SAS and Natixis

52. Amended and restated FBF Master Agreement (initially dated November 12, 2025 and as amended and restated on March 27, 2026 pursuant to the Amendment Agreement referred to in Exhibit 48) by and between Atlas Investissement SAS and Societe Generale

53. Amended and restated Confirmation of Prepaid Forwards (initially dated November 12, 2025 and as amended and restated on March 27, 2026 pursuant to the Amendment Agreement referred to in Exhibit 45) by and between Atlas Investissement SAS and BNP Paribas

54. Amended and restated Confirmation of Prepaid Forwards (initially dated November 12, 2025 and as amended and restated on March 27, 2026 pursuant to the Amendment Agreement referred to in Exhibit 46) by and between Atlas Investissement SAS and Credit Agricole Corporate and Investment Bank

55. Amended and restated Confirmation of Prepaid Forwards (initially dated November 12, 2025 and as amended and restated on March 27, 2026 pursuant to the Amendment Agreement referred to in Exhibit 47) by and between Atlas Investissement SAS and Natixis

56. Amended and restated Confirmation of Prepaid Forwards (initially dated November 12, 2025 and as amended and restated on March 27, 2026 pursuant to the Amendment Agreement referred to in Exhibit 48) by and between Atlas Investissement SAS and Societe Generale

57. Amended and restated Confirmation of Equity Swaps (initially dated November 12, 2025 and as amended and restated on March 27, 2026 pursuant to the Amendment Agreement referred to in Exhibit 45) by and between Atlas Investissement SAS and BNP Paribas

58. Amended and restated Confirmation of Equity Swaps (initially dated November 12, 2025 and as amended and restated on March 27, 2026 pursuant to the Amendment Agreement referred to in Exhibit 46) by and between Atlas Investissement SAS and Credit Agricole Corporate and Investment Bank

59. Amended and restated Confirmation of Equity Swaps (initially dated November 12, 2025 and as amended and restated on March 27, 2026 pursuant to the Amendment Agreement referred to in Exhibit 47) by and between Atlas Investissement SAS and Natixis

60. Amended and restated Confirmation of Equity Swaps (initially dated November 12, 2025 and as amended and restated on March 27, 2026 pursuant to the Amendment Agreement referred to in Exhibit 48) by and between Atlas Investissement SAS and Societe Generale

61. Amendment Agreement relating to the New Equity Derivative Transactions, dated March 27, 2026 by and between Atlas Investissement SAS and Societe Generale

62. Amended and Restated Confirmation (initially dated March 11, 2026, by and between Atlas Investissement SAS and Societe Generale pursuant to the Amendment Agreement referred to in Exhibit 61) by and between Atlas Investissement SAS and Societe Generale

## Signatures
- Atlas Investissement SAS: /s/ Anthony Maarek, Anthony Maarek, Managing Director (03/27/2026)
- Iliad Holding SAS: /s/ Xavier Niel, Xavier Niel, President of Maya SAS, itself President of Iliad Holding SAS (03/27/2026)
- Maya SAS: /s/ Xavier Niel, Xavier Niel, President (03/27/2026)
- Xavier Niel: /s/ Xavier Niel, Xavier Niel (03/27/2026)
- Jules Niel: /s/ Jules Niel, Jules Niel (03/27/2026)
- John Niel: /s/ John Niel, John Niel (03/27/2026)
- Elisa Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Elisa Niel (03/27/2026)
- Joseph Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Joseph Niel (03/27/2026)